Exhibit 99.1

Pierre Beaudoin Appointed as Strategic Advisor to Mayfair Gold

VANCOUVER, British Columbia, February 3, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (NYSE American: MINE; TSX-V: MFG) is pleased to announce the appointment of Pierre Beaudoin as Strategic Advisor to the Company.

Mr. Beaudoin is a mineral processing professional with 40 years of international operating and project development experience. Recently, Pierre was Chief Operating Officer of SilverCrest Metals Inc., where he successfully led the technical studies, construction, and ramp-up of the Las Chispas Mine in Mexico, delivering the project ahead of schedule, below budget during the pandemic, and with an efficient and rapid ramp-up to commercial production. Prior to SilverCrest, Mr. Beaudoin worked as Senior Vice President, Capital Projects, followed by Chief Operating Officer, with Detour Gold Corporation, during which time he was involved in the construction and operation of the Detour Lake Mine, now the largest gold mine in Canada. He also held capital projects and management roles with Barrick Gold Corporation. He currently serves as Chairman of Radisson Mining Resources Inc. and is a Director of Coeur Mining Inc.

Mr. Beaudoin has been appointed as Strategic Advisor to Mayfair, to provide independent senior-level technical and strategic guidance as the Company advances the Fenn-Gib gold Project. Specifically, it is anticipated that Pierre’s extensive experience will benefit Mayfair in terms of its plant design, construction readiness and risk management as the company advances permitting and prepares for the start of construction activities.

Nicholas Campbell, Mayfair CEO, commented: “I had the pleasure of working with Mr. Beaudoin when I worked at SilverCrest Metals Inc. and Drew Anwyll, COO of Mayfair, worked with Pierre at Detour Gold Corp. through construction, commissioning and operations. Several other members of the Mayfair team have also worked alongside Pierre over the years, which makes his association with our collective efforts especially meaningful and a natural fit for our team. It is an understatement to say that we are pleased to have Pierre as an advisor as we finalize the process plant, the overall Project designs, and prepare for the start of construction at Fenn-Gib. We welcome his input as we continue to advance the Project and are pleased to have him join Mayfair Gold as a Strategic Advisor.”

As compensation for his role as Strategic Advisor, Mayfair Gold has issued Pierre Beaudoin 100,000 options with a strike price of C$5.36 per share for a period of five years, expiring on February 3, 2031. He will also be entitled to participate in the Company’s omnibus equity incentive program in the future.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Operating Officer of Mayfair, a QP as defined in NI 43-101.

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The Company’s pre-feasibility study outlines the potential to develop Fenn-Gib into a new Canadian gold producer for initial development capital of $450 million, with a base case payback period of 2.7 years and cumulative free cash flow of $896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively “forward-looking Information”). Forward-looking information is frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions. This information includes statements regarding the Company’s intention to advance the Project to become a “mine in production” as defined in the Ontario Mining Act, the Company continuing to advance the technical studies, consultation processes, and permitting and approvals processes required to support planned future development, the Company continuing to derisk through environmental, technical and socioeconomic work that will underpin future construction and operating approvals, the Company’s pre-feasibility study outlining the potential to develop Fenn-Gib into a new Canadian gold producer and the Company’s goal of starting construction in 2028 with initial production in 2030, as well as the anticipated benefits of the Company’s new Strategic Advisor. Although Mayfair Gold believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based this forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties and other factors identified in the Company’s annual information form for the year ended December 31, 2024, and registration statement Form 40-F available at www.sedarplus.ca and sec.gov/edgar, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1 (855) 350-5600

info@mayfairgold.ca